QUEST ENERGY PARTNERS, L.P.
9520 North May Avenue, Suite 300
Oklahoma City, OK 73120
October 26, 2007
BY EDGAR AND BY HAND

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attn:	H. Roger Schwall
Assistant Director

Re:	Quest Energy Partners, L.P.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 28, 2007
File No. 333-144716
Dear Mr. Schwall:
     Set forth below are the responses of Quest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), to the comment letter, dated October 25, 2007, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form S-1 (File No. 333-144716) (the “Registration Statement”).
     The revisions described herein are incorporated in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which has been filed with the Commission via EDGAR simultaneously with this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.
     For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Partnership’s response thereto. All references to page numbers in the text of this letter refer to pages in Amendment No. 4.
     Enclosed herewith are hard copies of Amendment No. 4, marked to indicate the changes made to Amendment No. 3 filed with the Commission on October 22, 2007.
Estimated Cash Available for Distributions, page 67
1.	We note the blank spaces for the three line items regarding the ratios relating to your new credit facility at the bottom of this table. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit under Rule 430A. See Section II.A.7 of SEC Release 33-6714.

We have revised the disclosure on page 67 by filling in the blanks as requested. We have filled in all blanks except for information that we may exclude in reliance upon Rule 430A.
Unaudited Pro Forma Financial Statements, pages F-3 — F-5
Pro Forma Adjustments and Assumptions, page F-6
2.	We note your clarifying disclosure in response to comment 3 of our letter dated October 9, 2007. In accordance with Rule 11-02(b)(6) of Regulation S-X, pro forma adjustments to the income statement should include only those that are expected to have a continuing impact on the registrant. The recognition of a one-time prepayment penalty does not appear to meet this requirement. If the other loan costs discussed in note (e) also relate to one-time expenses, such as the write-off of deferred fees, the recognition of these costs also would not have a continuing impact. Therefore, it appears revisions to your pro forma income statements and related footnote (e) are necessary to remove the adjustment from the pro forma income statement and to disclose that these amounts are reflected in the pro forma balance sheet only as they will not have a continuing impact on operations.

We have revised the pro forma statement of operations on pages F-4 and F-5 and have revised footnote (e) on page F-6 to explain that loan costs and related one-time expenses are not reflected in the pro forma income statements. We have also revised disclosures on pages 17, 18, 20, 64, 88 and 89 to make similar disclosures.
     Please contact our attorneys at Stinson Morrison Hecker LLP, specifically, Patrick J. Respeliers at (816) 691-2411 or James S. Swenson at (816) 691-2768, if you have any questions regarding this submission.

Sincerely,

/s/ David E. Grose

David E. Grose
Chief Financial Officer

cc:	Shannon Buskirk
Robert Carroll
Ronald Winfrey
John Madison